Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Gambling.com Group Limited (the “Company,” “we,” “us” and “our”) has the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares (no par value) (the “Ordinary Shares”)	GAMB	Nasdaq Global Market

The following descriptions of share capital and provisions of our amended and restated memorandum and articles of association are summaries and are qualified by reference to the amended and restated memorandum and articles of association of the company to be effective upon the closing of this offering. A copy of this document will be filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

General

We are a Jersey public company with limited liability. Our affairs are governed by the amended and restated memorandum and articles of association and the Jersey Companies Law. Our register of members is held at 22 Grenville Street, St Helier, Jersey JE4 8PX and our U.S. branch register is kept by American Stock Transfer & Trust Company. Our registered office is 22 Grenville Street, St Helier, Jersey JE4 8PX. Our secretary is Mourant Secretaries (Jersey) Limited.

Our authorized share capital is an unlimited number of shares of one class designated as ordinary shares, with no par value. As of March 17, 2021, there were 35,379, 858 ordinary shares issued and outstanding and no preferred shares have been issued.

Shares

General

Mourant Ozannes (Jersey) LLP, Jersey counsel to the Company, has confirmed that all of the issued and outstanding ordinary shares of the Company are fully paid and non-assessable. Certificates representing the outstanding ordinary shares of the Company are generally not issued (unless required to be issued pursuant to the amended and restated memorandum and articles of association) and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares of the Company have no pre-emptive, subscription, redemption or conversion rights.

Preferred Shares

The board of directors may provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the board of directors. If any preferred shares are issued, the rights, preferences and privileges of holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by the board of directors of the Company, subject to the Jersey Companies Law and the amended and restated memorandum and articles of association. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions that are declared will be distributed among the holders of ordinary shares on a pro rata basis.

Voting Rights

Each ordinary share entitles the holder to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by way of poll.

A quorum for a general meeting of shareholders requires the presence in person or by proxy of at least two qualifying persons (i.e., shareholders) entitled to vote, except at a separate general meeting, where the quorum is two qualifying persons (i.e., shareholders) present in person or by proxy and entitled to vote representing at least one-third in number of the issued shares of the class being varied (except for an adjourned general meeting for the variation of rights where the quorum is one qualifying person (i.e., shareholder) entitled to vote thereat).

A special resolution is required for important matters such as an alteration of capital, merger or consolidation of the Company, change of name or making changes to the amended and restated memorandum and articles of association or the voluntary winding up of the Company.

A total special majority resolution is required for the removal of directors for cause and the amendment of the provisions of the amended and restated memorandum and articles of association relating to shareholder written consents, the classification of our board of directors, the filling of vacancies on our board of directors, the removal of members of our board of directors, the indemnification of directors and officers and the unsuitability of certain persons (as discussed below).

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a quorate general meeting and a total special majority resolution is the affirmative vote at a general meeting of the Company by the holders of two thirds of the total voting rights represented by the then total issued shares in the capital of the Company.

Variation of Rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general or special meeting. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by Nasdaq, as the designated stock exchange under the amended and restated memorandum and articles of association, or as otherwise approved by the board of directors.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares of the Company shall be distributed among the holders of the ordinary shares of the Company on a pro rata basis.

Directors

Appointment and Removal

The management of the Company is vested in its board of directors. The amended and restated memorandum and articles of association provide that there shall be a board of directors consisting of no fewer than three unless otherwise determined by an ordinary resolution of the shareholders in a general meeting. Currently, the board consists of six directors. So long as shares of the Company are listed on the Nasdaq, the board of directors of the Company shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on Nasdaq require (subject to any applicable exceptions for “controlled” companies).

The directors are divided into three classes designated as Class I, Class II and Class III, respectively. At the first annual general meeting of shareholders of the Company (expected in 2022), the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the second annual general meeting of shareholders of the Company (expected in 2023), the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual general meeting of shareholders of the Company (expected in 2024), the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting of shareholders of the Company, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

Ordinary shareholders may nominate directors pursuant to the advance notice provisions of the amended and restated memorandum and articles of association (including the requirements for timely notice and other obligatory information regarding the nominating shareholder and the nominee). The directors of the Company shall ensure that any individual nominated pursuant to the amended and restated memorandum and articles of associatio shall be nominated for election as a director at the next general meeting of the Company. In respect of any position on the board of directors that is not entitled to be nominated pursuant to the amended and restated memorandum and articles of association the directors shall have the right to nominate an individual for election as a director at the next general meeting of the Company. In both cases, such individual shall be appointed if approved by ordinary resolution at such general meeting. If a vacancy arises on the board of directors, the vacancy may be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and not by the vote of shareholders.

A director may be removed from office by the holders of ordinary shares by total majority special resolution only for cause.

The appointment and removal of directors is also subject to the applicable rules of Nasdaq.

The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of the Company are set out in the amended and restated memorandum and articles of association.

Indemnification of Directors and Officers

To the fullest extent permitted by law, the amended and restated memorandum and articles of association provide that the directors and officers of the Company shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices.

Other Jersey Law Considerations

Purchase of Own Ordinary Shares

As with declaring a dividend, we may not buy back or redeem our ordinary shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the Company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the Company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until the Company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase ordinary shares in the manner described below.

We may purchase on a stock exchange our own fully paid ordinary shares pursuant to a special resolution of our shareholders specifying (a) the maximum number of ordinary shares to be purchased, (b) the maximum and minimum prices that may be paid and (c) a date, not being later than 5 years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid ordinary shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem ordinary shares is not entitled to vote in respect of the ordinary shares to be purchased.

We may fund a redemption or purchase of our own ordinary shares from any source. We cannot purchase our ordinary shares if, as a result of such purchase, only redeemable ordinary shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class or all of our outstanding ordinary shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more in nominal value of such outstanding ordinary shares, that person is then entitled (and may be required) to acquire the remaining ordinary shares. In such circumstances, a holder of any such remaining ordinary shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s ordinary shares or that the person purchase the holder’s ordinary shares on terms different to those under which the person made such offer.

Other than as described above and below under “U.K. City Code on Takeovers and Mergers,” we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining ordinary shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the Company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, (i) to an offer for a public company whose registered office is in the Channel Islands and whose securities are admitted to trading on a regulated market or a multilateral trading facility in the U.K. or any stock exchange in the Channel Islands or the Isle of Man, or (ii) if the company is a public company and is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the U.K. or the Channel Islands or the Isle of Man (in each case, a Code Company). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the U.K., the Channel Islands or the Isle of Man by looking at various factors, including the structure of our board of directors, the functions of the directors, and where they are resident.

If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied and we have our place of central management and control in the U.K., we would be subject to the Takeover Code in full, which would result in certain restrictions and obligations including but not limited to the following: (i) our ability to enter into deal protection arrangements in favor of a bidder would be extremely limited; (ii) we might not be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) all due diligence information given to one bidder or potential bidders would be required to be provided to all other bidders or potential bona fide bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

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acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

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who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code Company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties,

would in each case be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Upon completion of this offering, we expect a majority of our board of directors to reside outside of the U.K., the Channel Islands and the Isle of Man. Based upon our current and intended plans for our directors and management, for the purposes of the Takeover Code, we anticipate that the residency test will not be met and that we will be considered to have our place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to us. It is possible that in the future changes in the board composition, changes in the Takeover Panel’s interpretation of the Takeover Code, or other events may cause the Takeover Code to apply to us.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of ordinary shares by us or by any of our other shareholders.

Jersey Regulatory Matters

The Jersey Financial Services Commission, or the JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey Registrar of Companies has given, and has not withdrawn, his consent to its circulation.

It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this prospectus, you should consult your stockbroker, bank manager, solicitor, accountant, or other financial adviser.

The price of securities and the income from them can go down as well as up. Nothing in this prospectus or anything communicated to holders or potential holders of any of our ordinary shares (or interests in them) by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any ordinary shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.

The directors of the Company have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the prospectus, whether of facts or opinion. All the directors of the Company accept responsibility accordingly.

Differences in Corporate Law

The applicable provisions of the Jersey Companies Law differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Jersey law.

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Special Meetings of Shareholders

Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws.

However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Shareholders holding 10% or more of the company’s voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders.

The JFSC may, at the request of any officer, secretary, or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

∎   either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

∎   the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

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Cumulative Voting

The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

There are no provisions in the Jersey Companies Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent

Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice, or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.

If permitted by the articles of association of a company, a written consent signed and passed by the specified majority of members may affect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.

Business Combinations

With certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of the shareholders of that company.

Limitations on Director’s Liability and Indemnification of Directors and Officers

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases, or redemptions, or any transaction from which a

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

∎   incurred in defending any civil or criminal legal proceedings where:

∎   the person is either acquitted or receives a judgment in their favor;

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director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in defense of an action, suit, or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

∎   where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

∎   where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

∎   incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

∎   incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty, or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

∎   incurred in a case in which the company normally maintains insurance for persons other than directors.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

No appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware	Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the

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corporation for, among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders. There may be customary personal law actions available to shareholders which would include certain derivate and other actions to bring proceedings against the directors of the company as well as the company.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative	The memorandum of association and articles of association of a Jersey company may only be

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vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

amended by special resolution of shareholders of that company.

Redemption Rights and Transfer Restrictions with Respect to Shares Held by Unsuitable Persons and Their Affiliates

The amended and restated memorandum and articles of association provide that any Equity Interest of the Company (meaning any ordinary share or any other equity or voting securities of the Company, or securities exchangeable or exercisable for, or convertible into, such other equity or voting securities of the Company) owned or controlled by a person who (i) fails or refuses to file any required application, or has withdrawn or requested the withdrawal of a pending required application, to be found suitable by any gambling authority or for any gambling license, (ii) is denied or disqualified from eligibility for any gambling license by any gambling authority, (iii) is determined by a gambling authority to be unsuitable or disqualified to own or control any Equity Interests of the Company, (iv) is determined by a gambling authority to be unsuitable to be affiliated, associated or involved with a person engaged in gambling activities in any gambling jurisdiction, (v) causes any gambling license of the Company or any affiliated company to be lost, rejected, rescinded, suspended, revoked or not renewed by any gambling authority, or causes the Company or any affiliated company to be threatened by any gambling authority with the loss, rejection, rescission, suspension, revocation or non-renewal of any gambling license (in each of (ii) through (v) above, regardless of whether such denial, disqualification or determination by a gambling authority is final and non-appealable), or (vi) is deemed likely, in the sole and absolute discretion of the Company’s board of directors, to (A) preclude or materially delay, impede, impair, threaten or jeopardize any gambling license held or desired in good faith to be held by the Company or any affiliated company or the Company’s or any affiliated company’s application for, right to the use of, entitlement to, or ability to obtain or retain, any gambling license, (B) cause or otherwise result in, the disapproval, cancellation, termination, material adverse modification or non-renewal of any material contract to which the Company or any affiliated company is a party, or (C) cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any gambling license of the Company or any affiliated company (each of such persons, an “Unsuitable Person”) or an affiliate of such person shall be subject to automatic sale and transfer to the Company or one or more third-party transferees (as defined in the amended and restated memorandum and articles of association) as and to the extent required by a gambling authority or deemed necessary or advisable by the Company’s board of directors in its sole and absolute discretion.

If a gambling authority requires the Company, or the Company’s board of directors deems it necessary or advisable, to cause any such Equity Interests to be automatically sold and transferred, the Company shall deliver a transfer notice (as described in the amended and restated memorandum and articles of association) to the Unsuitable Person or its affiliate(s) (as applicable) and shall purchase or cause one or more third-party transferees to purchase the number, class and series of shares of the Equity Interests of the Company specified in the transfer notice on the transfer date and for the purchase price determined in accordance with the amended and restated memorandum and articles of association and set forth in the transfer notice. From and after the transfer date, such Unsuitable Person or any affiliate of such Unsuitable Person shall cease to be a stockholder with respect to such Equity Interests of the Company and all rights of such Unsuitable Person or any affiliate of such Unsuitable Person therein, other than the right to receive the purchase price, shall cease.

Commencing on the date that a gambling authority serves notice of a determination of unsuitability or disqualification of a holder of Equity Interests of the Company, or the Company’s board of directors otherwise determines that a person is an Unsuitable Person, and until the Equity Interests of the Company owned or controlled by such person are owned or controlled by a person who is not an Unsuitable Person, the Unsuitable Person and any affiliates of such Unsuitable Person shall not be entitled: (i) to receive any dividend, payment, distribution or interest with regard to such Equity Interests of the Company, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Equity Interests of the Company, and such Equity Interests of the Company shall not for any purposes be included in the shares of the Company entitled to vote or (iii) to receive any remuneration that may be due to such person, accruing after the date of such notice of determination of unsuitability or disqualification by a gambling authority, in any form from the Company or any affiliated company for services rendered or otherwise.

At the closing of the transaction contemplated in the preceding paragraphs of this section: (i) each of the Company and any applicable third-party transferee shall deliver the aggregate applicable purchase price for the Equity Interests of the Company being purchased by it (x) by wire transfer of immediately available funds to the account specified in writing by the Unsuitable Person or affiliate of such Unsuitable Person (as applicable), (y) by unsecured promissory note, or (z) by combination of both as required by the applicable gambling authority and, if not so required, as the Company may determine in its sole and absolute discretion and (ii) the Unsuitable Person or affiliate of such Unsuitable Person (as applicable) shall deliver to the Company and any applicable third-party transferee such stock powers, assignment instruments and other agreement as are necessary in the judgment of the Company to fully convey all right, title and interest in and to the Equity Interests of the Company being purchased by each of the foregoing, free and clear of all liens and other encumbrances (other than restrictions on transfer under the amended and restated memorandum and articles of association and applicable law and as set forth in any agreement between the Unsuitable Person or affiliate of such Unsuitable Person (as applicable) and the Company) and to evidence the subordination of any promissory note if required by the Company.

Such stock powers, assignment instruments and other agreements shall be in a form acceptable to the Company and shall include such representations and warranties (including, without limitation, representations and warranties as to title and ownership of the Equity Interests of the Company being sold, authorization, execution and delivery of relevant documents and the enforceability of such documents), covenants, releases (including, without limitation, a general release of claims and covenant not to sue in favor of the Company or any applicable third-party transferee and each of their respective affiliates, employees, directors, managers, officers, partners, members and the like with respect to the pre-closing period) and indemnities as determined by the Company in its sole and absolute discretion. Any promissory note shall contain such terms and conditions as the Company determines necessary or advisable, including without limitation, prepayment at the maker’s option at any time without premium or penalty or subordination provisions. Subject to the forgoing, the principal amount of any promissory note together with any unpaid interest shall be due and payable no earlier than the tenth anniversary of delivery of such promissory note and interest on the unpaid principal thereof shall be payable annually in arrears at no more than the minimum rate of interest at the time of delivery which can be used without causing additional interest to be imputed pursuant to the Code or corresponding provisions of subsequent superseding federal revenue laws.

The amended and restated memorandum and articles of association provide that the sale and transfer of the applicable Equity Interests of the Company shall be effected automatically at the Closing contemplated in the preceding paragraphs of this section upon delivery of the purchase price in accordance with the amended and restated memorandum and articles of association without regard to the provision by the Unsuitable Person or affiliate of such Unsuitable Person (as applicable) of the stock powers, assignment instruments and other agreements described above; provided, however, that the Unsuitable Person or affiliate of such Unsuitable Person (as applicable) shall continue to have the obligation to the Company and any applicable third-party transferee to provide such stock powers, assignment instruments and other agreements.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8200.

Listing

Our ordinary shares are on Nasdaq under the symbol “GAMB.”